UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ruth’s Hospitality Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

000-51485

(Commission File Number)

Bruckmann, Rosser, Sherrill & Co. III, L.P.

c/o Bruckmann, Rosser, Sherrill & Co., Inc.

126 East 56th Street, 29th Floor

New York, NY 10022
(212) 521-3799

Copy to:

Carmen J. Romano, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Commission File Number 000-51485
1.	Names of Reporting Persons Bruckmann, Rosser, Sherrill & Co. III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each	8.	Shared Voting Power Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
Reporting Person	9.	Sole Dispositive Power 0
With	10.	Shared Dispositive Power
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
20.1%*
14.	Type of Reporting Person (See Instructions)
PN

*               The calculation of the foregoing percentage is based on 24,186,530 shares of Issuer Common Stock (as defined herein) outstanding as of January 20, 2010, plus an additional 10,147,451 shares of Issuer Common Stock outstanding as of February 12, 2010 issued in connection with the closing of the Issuer’s subscription rights offering.

Commission File Number 000-51485
1.	Names of Reporting Persons BRS Coinvestor III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each	8.	Shared Voting Power Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
Reporting Person	9.	Sole Dispositive Power 0
With	10.	Shared Dispositive Power
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
20.1%*
14.	Type of Reporting Person (See Instructions)
PN

*               The calculation of the foregoing percentage is based on 24,186,530 shares of Issuer Common Stock (as defined herein) outstanding as of January 20, 2010, plus an additional 10,147,451 shares of Issuer Common Stock outstanding as of February 12, 2010 issued in connection with the closing of the Issuer’s subscription rights offering.

Commission File Number 000-51485
1.	Names of Reporting Persons BRS GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each	8.	Shared Voting Power Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
Reporting Person	9.	Sole Dispositive Power 0
With	10.	Shared Dispositive Power
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
20.1%*
14.	Type of Reporting Person (See Instructions)
PN

*               The calculation of the foregoing percentage is based on 24,186,530 shares of Issuer Common Stock (as defined herein) outstanding as of January 20, 2010, plus an additional 10,147,451 shares of Issuer Common Stock outstanding as of February 12, 2010 issued in connection with the closing of the Issuer’s subscription rights offering.

Commission File Number 000-51485
1.	Names of Reporting Persons Bruckmann, Rosser, Sherrill & Co. III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each	8.	Shared Voting Power Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
Reporting Person	9.	Sole Dispositive Power 0
With	10.	Shared Dispositive Power
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
20.1%*
14.	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

*               The calculation of the foregoing percentage is based on 24,186,530 shares of Issuer Common Stock (as defined herein) outstanding as of January 20, 2010, plus an additional 10,147,451 shares of Issuer Common Stock outstanding as of February 12, 2010 issued in connection with the closing of the Issuer’s subscription rights offering.

Commission File Number 000-51485
1.	Names of Reporting Persons BRS Coinvestor GP III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	[ ]
(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization
Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by Each	8.	Shared Voting Power Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
Reporting Person	9.	Sole Dispositive Power 0
With	10.	Shared Dispositive Power
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
Approximately 8,620,690 shares of common stock issuable upon conversion of 25,000 shares of Series A 10% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)
20.1%*
14.	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

*               The calculation of the foregoing percentage is based on 24,186,530 shares of Issuer Common Stock (as defined herein) outstanding as of January 20, 2010, plus an additional 10,147,451 shares of Issuer Common Stock outstanding as of February 12, 2010 issued in connection with the closing of the Issuer’s subscription rights offering.

Item 1.  Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Ruth’s Hospitality Group, Inc., a Delaware corporation (“Ruth’s” or the “Issuer”) issuable upon conversion of shares of Series A 10% Convertible Preferred Stock, par value $0.01 per share, of the Issuer (“Issuer Preferred Stock”). The address of the principal executive office of the Issuer is 500 International Parkway, Suite 100, Heathrow, Florida 32746.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Persons	Principal Business	Address of Principal Office

Bruckmann, Rosser, Sherrill & Co. III, L.P.	To make private equity investments in securities of public and private companies.	126 East 56th Street, 29th Floor, New York, New York 10022

BRS Coinvestor III, L.P.	To make private equity investments along side Bruckmann, Rosser, Sherrill & Co. III, L.P. in securities of public and private companies.	126 East 56th Street, 29th Floor, New York, New York 10022

BRS GP III, L.P.	To act as the general partner of Bruckmann, Rosser, Sherrill & Co. III, L.P.	126 East 56th Street, 29th Floor, New York, New York 10022

Bruckmann, Rosser, Sherrill & Co. III, L.L.C.	To act as the general partner of BRS GP III, L.P.	126 East 56th Street, 29th Floor, New York, New York 10022

BRS Coinvestor GP III, L.L.C.	To act as the general partner of BRS Coinvestor III, L.P.	126 East 56th Street, 29th Floor, New York, New York 10022

Bruckmann, Rosser, Sherrill & Co. III, L.P., a Delaware limited partnership (the “Fund”), is the record owner of 19,817.71285 shares of Issuer Preferred Stock and BRS Coinvestor III, L.P., a Delaware limited partnership (the “Co-Invest Fund”, and together with the Fund, the “Investors”), is the record owner of 5,182.28715 shares of Issuer Preferred Stock, which are convertible into approximately 8,620,690 shares of Issuer Common Stock in the aggregate. The sole general partner of the Fund is BRS GP III, L.P., a Delaware limited partnership (“BRS GP III”), of which the sole general partner is Bruckmann, Rosser, Sherrill & Co. III, L.L.C., a Delaware limited liability company (“BRS III”). The sole general partner of the Co-Invest Fund is BRS Coinvestor GP III, L.L.C., a Delaware limited liability company (“BRS Co-Investor GP”). Due to their relationship to the Investors, each of BRS GP III, BRS III and BRS Co-Investor GP may be deemed to have shared voting and investment power with respect to the Issuer Common Stock beneficially owned by the Investors. As such, BRS GP III, BRS III and BRS Co-Investor GP may be deemed to have shared beneficial ownership over such shares of Issuer Common Stock. Each of BRS GP III, BRS III and BRS Co-Investor GP, however, disclaims beneficial ownership of such shares of Issuer Common Stock except to the extent of its pecuniary interest therein. There are no executive officers or directors of the Fund, the Co-Invest Fund or BRS GP III. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of BRS III and BRS Co-Investor GP are listed on Schedule I to this Schedule 13D.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal  proceeding  (excluding  traffic violations or similar  misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 6 hereof is incorporated herein by reference.

As more fully described in Item 4 hereof, on February 12, 2010, the Investors acquired 25,000 shares of Issuer Preferred Stock for $25,000,000.00 (the “Purchase Price”) as contemplated by the Securities Purchase Agreement, dated as of December 22, 2009 (the “Securities Purchase Agreement”), by and among the Issuer, the Fund and the Co-Invest Fund. The Issuer Preferred Stock is convertible, subject to the terms and conditions of the Securities Purchase Agreement and the Certificate of Designations governing the Issuer Preferred Stock (the “Certificate of Designations”), into approximately 8,620,690 shares of Issuer Common Stock. The Purchase Price was funded by the Investors’ contributed capital.

Item 4.  Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

On December 22, 2009, pursuant to the Securities Purchase Agreement, the Investors agreed to acquire from the Issuer 25,000 shares of Issuer Preferred Stock, which is convertible into approximately 8,620,690 shares of Issuer Common Stock, as described above (the “Investment”) for investment purposes.  The Reporting Persons intend to review their Investment in the Issuer on an ongoing basis.  Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to the terms of the Securities Purchase Agreement (including without limitation the standstill and transfer restrictions described in Item 6 below) and applicable securities laws, the Reporting Persons may acquire additional shares of Issuer Common Stock or other securities of the Issuer, may sell all or any part of their Issuer Common Stock or Issuer Preferred Stock in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), may distribute Issuer Common Stock or Issuer Preferred Stock to various of their partners or members or may engage in any combination of the foregoing.  Subject to applicable law and the terms of the Securities Purchase Agreement, the Reporting Persons may enter into hedging transactions or alternative structures with respect to the Issuer Common Stock or the Issuer Preferred Stock.  No additional prior notice will be given, except as may be required by law, of any such transaction.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Issuer Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As described below in Item 6, the Investors have the right to appoint one director to the Board of Directors of the Issuer (the “Board”).  In addition, the Investors have an approval right with respect to the identification and appointment by the Issuer of an additional independent director with substantial restaurant experience.  As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may, subject to the standstill restrictions described in Item 6 below, communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through their board representation, participate in the management of the Issuer.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of February 12, 2010, following the consummation of the transactions contemplated by the Securities Purchase Agreement, the Investors may be deemed to beneficially own approximately 8,620,690 shares of Issuer Common Stock, representing approximately 20.1% of the outstanding Issuer Common Stock, assuming that there are 24,186,530 shares of Issuer Common Stock outstanding as of January 20, 2010, plus an additional 10,147,451 shares of Issuer Common Stock outstanding as of February 12, 2010 issued in connection with the closing of the Issuer’s subscription rights offering.  Also, as of February 12, 2010, following the consummation of the transactions contemplated by the Securities Purchase Agreement, each of the other Reporting Persons may be deemed to beneficially own approximately 8,620,690 shares of Issuer Common Stock, representing approximately 20.1% of the outstanding Issuer Common Stock, assuming that there are 24,186,530 shares of Issuer Common Stock outstanding as of January 20, 2010, plus an additional 10,147,451 shares of Issuer Common Stock outstanding as of February 12, 2010 issued in connection with the closing of the Issuer’s subscription rights offering.

 (c)  Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock or Issuer Preferred Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

On December 22, 2009, the Investors entered into the Securities Purchase Agreement, pursuant to which the Investors agreed to acquire 25,000 shares of Issuer Preferred Stock in exchange for the Purchase Price.  Pursuant to undertakings made in the Securities Purchase Agreement, for as long as the Issuer Preferred Stock remains outstanding, the Issuer has agreed to reserve and keep available, free from preemptive rights and liens, the full number of shares of Issuer Common Stock issuable upon the conversion of the Issuer Preferred Stock.

Cumulative dividends on the Issuer Preferred Stock will accrue at a rate per annum of 10% of the then applicable liquidation preference and will be payable on a quarterly basis when, as, and if declared by the Issuer’s Board (the “Liquidation Preference”). The Issuer may elect to satisfy its obligation to pay quarterly dividends in cash, or, by increasing the Liquidation Preference on the shares of Issuer Preferred Stock.

The holders of the Issuer Preferred Stock may convert shares of Issuer Preferred Stock at any time, in whole or in part, into shares of Issuer Common Stock, at a rate of 344.828 shares of the Issuer Common Stock per $1,000 of Liquidation Preference of the Issuer Preferred Stock, subject to customary anti-dilution adjustments set forth in the Certificate of Designations (the “Conversion Rate”).

The Issuer may, at any time after February 12, 2012, if the closing price of the Issuer Common Stock is greater than or equal to 225% of the then applicable conversion price for a period of 20 trading days over any 30 consecutive trading days occurring completely after February 12, 2012, then the Issuer may cause the conversion of all or part of the Issuer Preferred Stock into Issuer Common Stock at the then applicable conversion price.

At any time after February 12, 2015, the Issuer may redeem all or any portion of the Issuer Preferred Stock at the then applicable Liquidation Preference plus an amount equal to accrued and unpaid dividends not previously added to the Liquidation Preference on such shares of Issuer Preferred Stock. In addition, at any time after February 12, 2017 or upon a change in control (as defined in the Certificate of Designations), the holders of the Issuer Preferred Stock may require the Issuer to redeem any or all outstanding shares of Issuer Preferred Stock, in whole or in part, at the then applicable Liquidation Preference plus an amount equal to accrued and unpaid dividends not previously added to the Liquidation Preference on such shares of Issuer Preferred Stock.

Holders of Issuer Preferred Stock will be entitled to vote on an as-converted basis upon all matters upon which holders of Issuer Common Stock have the right to vote, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class.

Holders of a majority of the Issuer Preferred Stock then outstanding, voting as a separate class, must approve, among other things, (a) any amendment to the Issuer’s Amended and Restated Certificate of Incorporation or Restated By-laws that would adversely affect the rights of the holders of the Issuer Preferred Stock, (b) any amendment, alteration or change to the rights, preferences and privileges of the Issuer Preferred Stock, (c) any declaration of, or payment in respect of, any dividend or other distribution upon any shares of capital stock ranking equally to the Issuer Preferred Stock (“Parity Stock”) or junior to the Issuer Preferred Stock, including the Issuer Common Stock (“Junior Stock”), (d) any redemption, repurchase or acquisition of any Parity Stock, Junior Stock or any capital stock of any of the Issuer’s subsidiaries (subject to customary exceptions), and (e) the authorization of, issuance of, or reclassification into, Parity Stock (including additional shares of Issuer Preferred Stock), capital stock that would rank senior to the Issuer Preferred Stock or debt securities convertible into capital stock.

Pursuant to the Certificate of Designations, for so long as the Investors continue to beneficially own 5% or more of the Issuer Common Stock on an as converted basis, the Investors, voting as a separate class to the exclusion of the holders of Issuer Common Stock, shall be entitled to designate one individual to the Board, who must be an employee of the Investors or one of their affiliates. On February 12, 2010, Harold O. Rosser II, was appointed to the Board by the Investors as their initial designee. If the Investors are no longer entitled to designate a Board member pursuant to the Certificate of Designations, the Investors will continue to be able to designate a director under the terms of the Securities Purchase Agreement, subject to stockholder approval, so long as the Investors beneficially own at least 5% of the Issuer Common Stock on an as converted basis.

In addition, until the earlier of the date on which (a) the Investors no longer beneficially own at least 5% of the Issuer Common Stock on an as converted basis or (b) the Investors no longer have a representative serving on the Board (other than as a result of the stockholders failing to elect such representative), the Issuer must obtain the consent of 66 2/3% of the members of the Board to: (i) enter into a definitive agreement that provides for an acquisition transaction (as defined in the Securities Purchase Agreement), whether by merger, consolidation, sale of outstanding capital stock, sale of all or substantially all of the Issuer’s assets or otherwise, (ii) sell or dispose of assets or properties of the Issuer involving consideration in excess of $25.0 million, or (iii) purchase any assets or equity or merge with or into any business combination involving, any other company or entity in a transaction in excess of $25.0 million. Further, until the date on which the Investors are no longer entitled to designate a director to the Board, the Issuer may not expand the size of the Board without the Investors’ consent.

Until February 12, 2011, the Investors have agreed not to transfer or otherwise dispose of their interest in the Issuer Preferred Stock or in any shares of Issuer Common Stock issued upon conversion of the Issuer Preferred Stock (other than to their permitted transferees or pursuant to certain other customary exceptions). In addition, subject to certain exceptions, commencing on February 12, 2011 and ending on February 12, 2012, the Investors have agreed not to transfer their interest in the Issuer Preferred Stock or in any shares of Issuer Common Stock issued upon conversion of the Issuer Preferred Stock in a privately negotiated transaction to (a) any competitor of the Issuer (as defined in the Securities Purchase Agreement) or (b) any person who would, as a result of the transfer, beneficially own more than 5% of the Issuer Common Stock on an as converted basis without the Issuer’s consent.

The Investors have also agreed that until such time as the earlier to occur of (a) February 12, 2011, (b) the date on which the Investors cease to own 5% of the Issuer Common Stock on an as converted basis and (c) a Potential Change in Control Event (as defined in the Securities Purchase Agreement) the Investors will be bound to a customary standstill provision, subject to certain exceptions.

For so long as the Investors continue to beneficially own 5% or more of the Issuer Common Stock on an as converted basis, the Investors will have customary preemptive rights in the event the Issuer offers securities to any person to purchase an amount of securities in the offering in proportion to the percentage of the Issuer Common Stock on an as converted basis held by the Investors at the time of the offering. The Investors will not have preemptive rights in the case of issuances made (a) pursuant to the granting or exercise of stock options or other equity-based awards pursuant to the Issuer's stock plans or other incentive plans approved by the Board in the ordinary course of business, (b) issuances made as consideration in an acquisition by the Issuer of another business entity, (c) issuances upon conversion of, or as a dividend on, any convertible or exchangeable securities of the Issuer issued either (i) pursuant to the transactions contemplated by the Securities Purchase Agreement or (ii) prior to December 22, 2009 and (d) issuances as part of a bona fide public offering pursuant to a registration statement under the Securities Act underwritten on a firm commitment basis.

Pursuant to the terms of the Securities Purchase Agreement, so long as the Investors continue to beneficially own 5% or more of the Issuer Common Stock on an as converted basis, the Issuer will provide the Investors with customary information rights, including providing the Investors with (a) unaudited monthly and unaudited quarterly financial statements, (b) audited annual financial statements, (c) a copy of its financial plan prior to the beginning of each fiscal year and any board-approved revisions thereof and (d) other information as the Investors reasonably request that is consistent with materials otherwise provided to members of the Board.

In connection with the closing of the Investment, the Investors entered into a Registration Rights Agreement with the Issuer, dated as of February 12, 2010 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to grant the Investors certain rights with respect to registration under the Securities Act of the resale of the Issuer Common Stock issuable upon conversion of the Issuer Preferred Stock (the “Registrable Securities”).  Under the terms of the Registration Rights Agreement, the Issuer has agreed to prepare and file an initial shelf registration statement covering the resale of all Registrable Securities in an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act within nine months of the closing of the issuance of the Issuer Preferred Stock and such registration statement is required to be declared effective by the Securities Exchange Commission prior to the first anniversary of the closing. Also under the Registration Rights Agreement, following the first anniversary of the closing, the Investors are entitled to three demand registration rights on Form S-3 and certain piggyback registration rights with respect to the registration of securities by the Issuer for its account, and for the account of other investors, in each case, subject to certain restrictions set forth in the Registration Rights Agreement.  In addition, if the Issuer breaches certain of its obligations under the Registration Rights Agreement (including any of those related to the requirement to timely file registration statements and including the Issuer Common Stock issuable upon conversion of the Issuer Preferred Stock in any applicable registration statement), the dividend rate on the Issuer Preferred Stock will increase to 11% until such breach is cured.

The foregoing summary does not purport to be complete and each is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement, Registration Rights Agreement and Certificate of Designations attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing, dated as of February 12, 2010, by and among Bruckmann, Rosser, Sherrill & Co. III, L.P., BRS Coinvestor III, L.P, BRS GP III, L.P., Bruckmann, Rosser, Sherrill & Co. III, L.L.C. and BRS Coinvestor GP III, L.L.C.

2.

Securities Purchase Agreement, dated as of December 22, 2009, by and among Ruth’s Hospitality Group, Inc., Bruckmann, Rosser, Sherrill & Co. III, L.P. and BRS Coinvestor III, L.P. (incorporated by reference to Exhibit 4.1 to Ruth’s Hospitality Group, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

3.

Registration Rights Agreement, dated as of February 12, 2010, by and among Ruth’s Hospitality Group, Inc., Bruckmann, Rosser, Sherrill & Co. III, L.P. and BRS Coinvestor III, L.P. (incorporated by reference to Exhibit 4.1 to Ruth’s Hospitality Group, Inc.’s Current Report on Form 8-K filed on February 17, 2010).

4.

Certificate of Designations of Series A 10% Convertible Preferred Stock (par value $0.01) of Ruth’s Hospitality Group, Inc., dated as of February 12, 2010 (incorporated by reference to Exhibit 3.1 to Ruth’s Hospitality Group, Inc.’s Current Report on Form 8-K filed on February 17, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRUCKMANN, ROSSER, SHERRILL & CO. III, L.P.

By: BRS GP III, L.P., as its General Partner

By: Bruckmann, Rosser, Sherrill & Co. III, L.L.C., as its General Partner

	By:	/s/ Harold O. Rosser II
Name: Harold O. Rosser II
Title: Manager

BRS GP III, L.P.

By: Bruckmann, Rosser, Sherrill & Co. III, L.L.C., as its General Partner

	By:	/s/ Harold O. Rosser II
Name: Harold O. Rosser II
Title: Manager

BRUCKMANN, ROSSER, SHERRILL & CO. III, L.L.C.

	By:	/s/ Harold O. Rosser II
Name: Harold O. Rosser II
Title: Manager

BRS COINVESTOR III, L.P.

By: BRS COINVESTOR GP III, L.L.C., as its General Partner

	By:	/s/ Harold O. Rosser II
Name: Harold O. Rosser II
Title: Manager

BRS COINVESTOR GP III, L.L.C.

	By:	/s/ Harold O. Rosser II
Name: Harold O. Rosser II
Title: Manager

Dated: February 12, 2010

SCHEDULE I

The names and business addresses of the managers of each of Bruckmann, Rosser, Sherrill & Co. III, L.L.C. and BRS Coinvestor GP III, L.L.C. are set forth below. There are no executive officers or directors of Bruckmann, Rosser, Sherrill & Co. III, L.L.C. or BRS Coinvestor GP III, L.L.C. Each manager, in his capacity as a manager, may act on behalf of Bruckmann, Rosser, Sherrill & Co. III, L.L.C. and BRS Coinvestor GP III, L.L.C. and each is a United States citizen.

Name	Position	Address
Bruce C. Bruckmann	Manager	126 East 56th Street, 29th Floor, New York, New York 10022
Harold O. Rosser II	Manager	126 East 56th Street, 29th Floor, New York, New York 10022
Stephen C. Sherrill	Manager	126 East 56th Street, 29th Floor, New York, New York 10022
Thomas J. Baldwin	Manager	126 East 56th Street, 29th Floor, New York, New York 10022
Paul D. Kaminski	Manager	126 East 56th Street, 29th Floor, New York, New York 10022

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing, dated as of February 12, 2010, by and among Bruckmann, Rosser, Sherrill & Co. III, L.P., BRS Coinvestor III, L.P, BRS GP III, L.P., Bruckmann, Rosser, Sherrill & Co. III, L.L.C. and BRS Coinvestor GP III, L.L.C.

2.

Securities Purchase Agreement, dated as of December 22, 2009, by and among Ruth’s Hospitality Group, Inc., Bruckmann, Rosser, Sherrill & Co. III, L.P. and BRS Coinvestor III, L.P. (incorporated by reference to Exhibit 4.1 to Ruth’s Hospitality Group, Inc.’s Current Report on Form 8-K filed on December 23, 2009).

3.

Registration Rights Agreement, dated as of February 12, 2010, by and among Ruth’s Hospitality Group, Inc., Bruckmann, Rosser, Sherrill & Co. III, L.P. and BRS Coinvestor III, L.P. (incorporated by reference to Exhibit 4.1 to Ruth’s Hospitality Group, Inc.’s Current Report on Form 8-K filed on February 17, 2010).

4.

Certificate of Designations of Series A 10% Convertible Preferred Stock (par value $0.01) of Ruth’s Hospitality Group, Inc., dated as of February 12, 2010 (incorporated by reference to Exhibit 3.1 to Ruth’s Hospitality Group, Inc.’s Current Report on Form 8-K filed on February 17, 2010).